

SECURITIE 05041125 .ON

...20549

AAH 3-22-2005

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



RECD S.E.C.
MAR 1 2005

SEC FILE NUMBER
8-50169

8-50169

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Archelon LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
200 South Wacker Drive, Suite 2400
(No. and Street)

Chicago (City) IL (State) 60607 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David List (312) 461-0300
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

180 North Stetson (Address) Chicago (City) IL (State) 60601 (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

3/23/05

AFFIRMATION

I, David List, affirm that, to the best of my knowledge and belief, the accompanying consolidated financial statements and supporting supplemental schedules pertaining to Archelon LLC and subsidiaries (the "Company") for the year ended December 31, 2004, are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

3/1/2005

Signature **Date**

Chief Financial Officer

Title


R J Patterson
Notary Public, State of

3-1-05

Notary Public

ARCHELON LLC AND SUBSIDIARIES

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Archelon LLC and Subsidiaries

(SEC I.D. No. 8-50169)

Consolidated Financial Statements and Supplemental Schedules for the Year Ended December 31, 2004 and Independent Auditors' Report and Supplemental Report on Internal Control

Filed pursuant to Rule 17a-5(e)(3) as a Public Document.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Members
Archelon LLC
Chicago, Illinois

We have audited the following consolidated financial statements of Archelon LLC and subsidiaries (the "Company") as of and for the year ended December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Archelon LLC and its subsidiaries at December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The following supplemental schedules of Archelon LLC as of December 31, 2004, are presented for the purpose of additional analysis and are not a required part of the basic consolidated financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic consolidated financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic consolidated financial statements taken as a whole.

Deloitte & Touche LLP

February 28, 2005

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS	
CASH AND CASH EQUIVALENTS	$ 1,073,396
RESTRICTED CASH	100,000
RECEIVABLE FROM CLEARING BROKERS	72,032,038
SECURITIES OWNED—Held by clearing brokers, at fair value	813,492,252
FURNITURE AND EQUIPMENT—Net of accumulated depreciation of $10,324,695	4,045,407
INVESTMENT IN REAL ESTATE—At cost	10,755,317
EXCHANGE MEMBERSHIPS - Fair value $6,010,000	5,145,000
RECEIVABLE FOR FOREIGN TAXES - Net of allowance of $1,020,800	9,872,953
OTHER ASSETS	4,947,092
TOTAL ASSETS	$ 921,463,455

LIABILITIES AND MEMBERS' CAPITAL	
LIABILITIES:	
Payable to clearing brokers	$ 280,406,194
Securities sold, not yet purchased—at fair value	574,166,870
Accounts payable and accrued expenses	9,169,363
Total liabilities	863,742,427
SUBORDINATED BORROWINGS	6,750,000
MINORITY INTERESTS	2,088,061
MEMBERS' CAPITAL	48,882,967
TOTAL LIABILITIES AND MEMBERS' CAPITAL	$ 921,463,455

See notes to consolidated financial statements.

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004

REVENUES:	
Principal transactions—net	$ 39,094,516
Interest and dividends	33,812,143
Other income	1,194,446
Total revenues	74,101,105
Interest and dividend expense	25,240,872
Net revenues	48,860,233
OPERATING EXPENSES:	
Commissions, brokerage, clearing and exchange fees	31,041,619
Compensation and benefits	13,823,453
Technology services paid to affiliate	5,340,293
Occupancy	1,863,372
Depreciation	1,822,977
Professional fees	1,300,037
Exchange membership leases	358,031
Other expenses	4,819,890
Total operating expenses	60,369,672
LOSS BEFORE MINORITY INTERESTS IN NET LOSS OF SUBSIDIARIES AND FOREIGN INCOME TAX BENEFIT	(11,509,439)
PLUS: MINORITY INTERESTS IN NET LOSS OF SUBSIDIARIES	28,735
LESS: FOREIGN INCOME TAX BENEFIT	630,327
NET LOSS	$ (12,111,031)

See notes to consolidated financial statements.

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS' CAPITAL
YEAR ENDED DECEMBER 31, 2004

	Members' Capital	Notes Receivable	Accumulated Other Comprehensive Income	Total Members' Capital
BALANCE—January 1, 2004	$ 49,182,302	$ 0	$ 9,145,050	$ 58,327,352
Comprehensive income:				
Net loss	(12,111,031)			(12,111,031)
Other comprehensive income:				
Foreign currency translation adjustments			4,463,995	4,463,995
Minority interests in other comprehensive income			(2,768)	(2,768)
Total comprehensive income (loss)	(12,111,031)	0	4,461,227	(7,649,804)
Contributions				
Cash	128,703			
Notes Receivable	5,000,000			
Total Contributions	5,128,703			5,128,703
Distributions	(1,423,284)			(1,423,284)
Notes Receivable from members		(5,500,000)		(5,500,000)
BALANCE—December 31, 2004	$ 40,776,690	$ (5,500,000)	$ 13,606,277	$ 48,882,967

ARCHELON LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS YEAR ENDED DECEMBER 31, 2004

SUBORDINATED BORROWINGS BALANCE—January 1, 2004	$6,750,000
Increases:	0
Issuance of subordinated notes	
Decreases:	
Payment of subordinated notes	0
SUBORDINATED BORROWINGS BALANCE—December 31, 2004	$6,750,000

See notes to consolidated financial statements.

ARCHELON, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$ (12,111,031)
Adjustments to reconcile net loss to net cash flows used in operating activities:	
Depreciation	1,822,977
Minority interests in net loss of subsidiaries	(28,735)
Changes in assets and liabilities:	
Restricted cash	200,000
Receivable from clearing brokers	250,842,175
Securities owned	1,180,276,581
Securities borrowed	142,376,748
Other assets	15,695,825
Payable to clearing brokers	(50,737,541)
Securities sold—not yet purchased	(1,522,570,120)
Accounts payable and accrued expenses	(7,036,677)
Net cash flows used in operating activities	(1,269,798)
CASH FLOWS FROM INVESTING ACTIVITIES:	
Purchases of furniture and equipment	(1,200,357)
Improvements to investment in real estate	(990,495)
Notes receivable issued to members	(5,500,000)
Net cash flows used in investing activities	(7,690,852)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Contributions from members	5,128,703
Distributions to members	(1,423,284)
Net cash flows provided by financing activities	3,705,419
EFFECT OF EXCHANGE RATE CHANGES ON CASH	4,463,995
NET DECREASE IN CASH AND CASH EQUIVALENTS	(791,236)
CASH AND CASH EQUIVALENTS—Beginning of year	1,864,632
CASH AND CASH EQUIVALENTS—End of year	$ 1,073,396
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:	
Cash paid for interest	$ 21,813,001
SUPPLEMENTAL DISCLOSURE OF NONCASH ACTIVITIES:	
Exchange memberships sold to affiliate in exchange for note receivable	$ 3,000,000

See notes to consolidated financial statements.

1. BUSINESS DESCRIPTION

Archelon LLC ("Archelon") was organized on January 15, 1997 as a limited liability company under the laws of the State of Illinois. Archelon is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member and conducts market-making and proprietary options trading activities at the CBOE, Chicago Mercantile Exchange, Chicago Board of Trade, and the International Securities Exchange. All trades are cleared through Goldman Sachs Execution and Clearing, LP (formerly "First Options Clearing Corporation"). Archelon directly owns 98.4% of Archelon Deutschland GmbH ("Deutschland") and 99.9% of Archelon Suisse GmbH ("Suisse") (collectively referred to as the "Company").

Deutschland was organized in 1992 and is based in Frankfurt, Germany. Deutschland's ownership was transferred from Archelon Partners Inc. to Archelon on March 17, 1997. Deutschland is an active market-maker on XETRA, EUREX and Euronext/London International Financial Futures and Options Exchange.

Suisse, which is based in Zug, Switzerland, was organized in 1998 and commenced operations as a market-maker on EUREX in March 1999.

Archelon does not carry customer accounts as defined in Rule 15c3-3 under the Securities Exchange Act of 1934.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of Consolidation—The consolidated financial statements include the accounts of Archelon, LLC and its subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

At December 31, 2004, approximately $530,965,000 of assets and $482,651,000 of liabilities were attributable to consolidated subsidiaries. The aggregate members' capital of these subsidiaries was approximately $46,231,000 at December 31, 2004.

Use of Estimates—The preparation of the consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents—For purposes of reporting cash flows, cash and cash equivalents include cash on-hand and money market investments.

Restricted Cash—Restricted cash represents cash deposited in an escrow account to secure an irrevocable letter of credit in favor of the lessor related to the Company's Chicago office lease. The restricted cash amount reduces annually and expires on December 31, 2011.

Revenue Recognition—Securities and futures contracts transactions are recorded on a trade-date basis. Unrealized gains and losses on unsettled transactions and open futures contracts are included in "Principal transactions—net" on the consolidated statement of operations using the settlement prices quoted on the exchange upon which the instrument trades.

Securities Transactions—Securities owned and securities sold, not yet purchased, which represent corporate stocks, and options on corporate stocks and on stock indices, are carried at current market value based on current market quotes, which approximate fair value. All securities transactions are cleared and settled through clearing brokers, and securities owned are held by these clearing brokers.

Receivable from and Payable to Clearing Brokers—The receivable from clearing brokers primarily represents cash held as margin for open positions. Payable to clearing brokers primarily represents net unrealized futures losses.

Receivable for Foreign Taxes— The receivable for foreign taxes comprises dividend withholding taxes that can be reclaimed from foreign tax authorities. The receivable is shown net of an allowance.

Furniture and Equipment—Furniture and equipment are recorded at historical cost, net of accumulated depreciation. Depreciation on furniture and equipment is recorded on an accelerated basis over its useful life from five to seven years.

Income Taxes—The Company is treated as a partnership under the Internal Revenue Code. For income tax reporting purposes, the taxable income or loss of the Company is allocated to the Members who are responsible for reporting the taxes thereon. Accordingly, no provision is required or has been made for United States federal or state income taxes. The Company is subject to State of Illinois replacement tax, which has been included in the determination of net loss.

The foreign income tax benefit relates to Deutschland and its corresponding net loss for the year. Included in other assets on the consolidated statement of financial condition at December 31, 2004 is a deferred tax asset of approximately $16,278,000 and a deferred tax liability of approximately $2,177,000. The deferred taxes relate to the recognition of unrealized gains and losses on security positions. Management has evaluated the available evidence about future taxable income and other possible sources of realization of deferred tax assets and has recorded a valuation allowance against deferred tax assets at December 31, 2004 of approximately $13,621,000.

Included in the foreign income tax benefit on the Consolidated Statement of Operations are current and deferred income tax amounts totaling approximately $534,000 and $96,000 respectively.

Foreign Currency— Foreign currency balances are translated to United States dollars using spot currency rates on the date of valuation. Resulting gains or losses from translating foreign currency financial statements are reported as other comprehensive income/(loss). Foreign currency transaction losses of approximately $4,968,000 are included in "Principal transactions—net."

Accumulated Other Comprehensive Income—As of December 31, 2004, Accumulated other comprehensive income is comprised of Foreign currency translation.

3. NET CAPITAL REQUIREMENTS

Archelon, as a registered broker-dealer with the SEC, is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 and is required to maintain "minimum net capital" equivalent to the greater of $100,000 or 6-2/3% of "aggregate indebtedness," as these terms are defined.

At December 31, 2004, Archelon had net capital, as defined, of $2,955,179, which was $2,777,146 in excess of its required net capital of $178,033. Archelon's ratio of aggregate indebtedness to net capital was .9 to 1.

4. SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased, consist of trading securities at market values at December 31, 2004 as follows:

	Securities Owned	Securities Sold, Not Yet Purchased
Common stocks	$ 449,227,139	$ 239,214,317
Options on common stocks and on stock indices	364,265,113	334,952,553
Total	$ 813,492,252	$ 574,166,870

5. DERIVATIVE INSTRUMENTS

Business— The Company's business is to engage in market-making and proprietary trading of derivative instruments. These instruments consist of exchange traded futures and options, and involve elements of credit and market risk that may exceed the amount reported as receivable from the clearing broker in the consolidated statement of financial condition.

Credit Risk— The Company has a concentration of credit risk with its clearing firms. Such risk, however, is mitigated by each clearing firm's obligation to comply with the rules and regulations governing clearing firms in the United States and in the European Community. These rules and regulations may require maintenance of net capital, as defined, and segregation of customers' funds from the funds of the clearing firms.

Market Risk— Various factors affect the market risk of the Company's positions. These factors include the size and composition of the positions held, the absolute and relative level of interest rates, changes in foreign currency rates, and market volatility. The time period during which options may be exercised, the market value of the underlying instrument, and the exercise price also affect market risk. However, the most significant factor influencing the Company's overall exposure to market risk is its trading strategies.

Trading Strategies— While acting in its capacity as a market-maker, the Company may accumulate an inventory of derivative instruments. The Company's overall trading strategy is to provide liquidity to the market place by continuously buying and selling derivative instruments and immediately hedging the risks therefrom. Risks are controlled by executing hedging strategies that limit exposure to volatility in interest rates, foreign exchange rates, or market prices of an underlying derivative instrument or index.

All of the Company's derivative instruments are held for trading purposes and are carried at fair value as determined by the settlement prices quoted by the exchanges upon which the derivative instrument is traded. The following table presents the year-end and average fair values during the year for the Company's derivative instruments:

	End of Year
Exchange traded options:	
Assets	$ 364,265,113
Liabilities	$ 334,952,553
Notional Amounts	
Exchange traded options held	1,693,873
Exchange traded options written	1,680,245

	Average for the Year
Exchange traded options:	
Assets	$724,253,209
Liabilities	$1,048,550,180
Notional Amounts	
Exchange traded options held	1,549,489
Exchange traded options written	1,563,750

The average fair value amounts for the year were computed using month-end derivative positions. Management of the Company believes that these amounts are representative of the average holdings during the year.

6. INDEX PLAN

On January 1, 2002, the Company established the Archelon LLC Index Plan ("Index Plan") to allow certain eligible employees ("Investment Participants") to purchase for cash a specified number of units. The units represent the means for eligible employees to share in the profits and/or losses of the Company. On an annual basis, the Company records compensation expense or miscellaneous income for any appreciation or depreciation in the unit's value. The unit's value is based upon the Company's global net return percentage (as defined by the Index Plan Agreement), multiplied by 80% ("Index Return"). Distributions are paid in cash annually, based upon a fixed percentage of any positive Index Return. The unit holders are general creditors of the Company.

As of December 31, 2004, the Company's recorded liability to the Index Plan was approximately $344,000 and is included in accounts payable and accrued liabilities. During the year ended December

31, 2004, approximately $19,000 was recorded as a reduction to compensation and benefits for the losses incurred during the year related to the Index Plan.

7. COMMITMENTS AND GUARANTEES

The Company has entered into various noncancelable leases for its office premises. Rent expense for the year ended December 31, 2004 was $1,863,372 net of sublease rental income and was presented as occupancy on the consolidated statement of operations. The future minimum annual rental payments required under these operating leases are as follows:

2005	$1,586,905
2006	1,599,868
2007	1,100,957
2008	557,765
2009	571,625
Thereafter	634,838

The Company provides guarantees to securities clearinghouses and exchanges which meets the accounting definition of a guarantee. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. The collateral from these agreements is included in Receivable from clearing brokers on the Consolidated Statement of Financial Condition. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no contingent liability is carried on the consolidated statement of financial condition for these transactions.

8. SUBORDINATED BORROWINGS

The borrowings under subordination agreements at December 31, 2004, are as follows:

Notes, prime plus 2% (7.25% at December 31, 2004), due June 2005	$4,500,000
Notes, libor plus 3.65% (6.21% at December 31, 2004), due August 2005	2,250,000
Total	$6,750,000

The subordinated notes summarized above were renewed for an additional year during 2004.

9. RELATED PARTY TRANSACTIONS

The Company is affiliated with other entities via common ownership or control by the Company's members. Various transactions are entered into with affiliated companies, primarily related to services both from and to affiliates. Such services include, but are not limited to, administrative, accounting, cash management, legal, and technology services. Affiliate transactions are evaluated and entered into on terms that management determines to be at least as favorable as those prevailing among, or that would be offered in good faith to, unaffiliated parties.

During the year ended December 31, 2004, an affiliate through common ownership received approximately $5,340,000 from the Company for technology services. Other accounts payable and accrued expenses on the consolidated statement of financial condition include payables of approximately $1,065,000 to affiliates for technology services. A subsidiary of the Company issued certain members Notes Receivable of $5,500,000, a significant portion of which was contributed as capital to the Company. The Notes, due September 20, 2009, carry an interest rate of 5.75%. The Company received other revenues of approximately $150,000 from an affiliate. In addition, the Company received approximately $333,000 in sublease rental income from an affiliate that has been recorded as a reduction of occupancy expense in the consolidated statement of operations. The Company sold two memberships on the International Securities Exchange (ISE) to an affiliate for $3,000,000 in exchange for a Note Receivable due September 19, 2009 and an interest rate of 5.75%. No gain or loss was recorded on the sale as the fair value equaled the original cost of the exchange memberships. Note Receivable is included in other assets on the Consolidated Statement of Financial Condition. The Company began leasing the memberships from the affiliate in September 2004 and recorded $75,000 in related exchange membership lease expense.

* * * * * *

ARCHELON LLC

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 (UNCONSOLIDATED) DECEMBER 31, 2004

NET CAPITAL

TOTAL MEMBERS' CAPITAL		$ 48,882,967
ADD: ALLOWABLE CREDITS:		
Subordinated borrowings allowable in computation		6,750,000
Discretionary liabilities		696,087
		56,329,054
NONALLOWABLE ASSETS:		
Net assets of subsidiaries	$ 46,225,405	
Furniture and equipment	1,666,447	
Restricted cash	100,000	
Exchange memberships	5,145,000	
Joint back-office stock	10,000	
Other nonallowable assets	227,023	
Total nonallowable assets		53,373,875
NET CAPITAL		$ 2,955,179

AGGREGATE INDEBTEDNESS

ACCOUNTS PAYABLE AND ACCRUED EXPENSES	$ 2,670,365

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

MINIMUM NET CAPITAL REQUIRED (6-2/3% of aggregate indebtedness)	$ 178,033
MINIMUM DOLLAR NET CAPITAL REQUIREMENT OF REPORTING BROKER OR DEALER	$ 100,000
NET CAPITAL REQUIREMENT	$ 178,033
EXCESS NET CAPITAL	$ 2,777,146
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.9 to 1

RECONCILATION WITH THE COMPANY'S COMPUTATION INCLUDED IN PART II OR FORM X-17A-5 AS OF DECEMBER 31, 2004.

NET CAPITAL, AS REPORTED ON COMPANY'S PART II (UNAUDITED) FOCUS REPORT	$ 3,028,073
ADJUSTMENTS RECORDED TO ACCRUED EXPENSES	(72,894)
NET CAPITAL, PER ABOVE	$ 2,955,179

ARCHELON LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
YEAR ENDED DECEMBER 31, 2004

Archelon does not clear securities transactions or take possession or control of securities for customers and, therefore, is exempt from the possession or control and reserve requirements of Rule 15c3-3 under Section (k)(2)(ii) of the Securities Exchange Act of 1934.

Deloitte.

Deloitte & Touche LLP
Two Prudential Plaza
180 North Stetson Avenue
Chicago, IL 60601-6779
USA

Tel: +1 312 946 3000
Fax: +1 312 946 2600
www.deloitte.com

February 28, 2005

Archelon LLC
200 South Wacker Drive
Chicago, Illinois 60607

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Archelon LLC and subsidiaries (the "Company") for the year ended December 31, 2004 (on which we issued our report dated February 28, 2005), we considered their internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the information and use of the members of the Company, management, the Securities and Exchange Commission, the Chicago Board Options Exchange, the National Association of Securities Dealers and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP